

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 16, 2022

Steven E. Nell
Director, Executive Vice President and Chief Financial Officer
BOK Financial Corp
Bank of Oklahoma Tower
Boston Avenue at Second Street
Tulsa, OK 74172

> **Re: BOK Financial Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 24, 2021**
> **Form 10-Q for the Quarterly Period Ended September 30, 2021**
> **Filed November 3, 2021**
> **File No. 001-37811**

Dear Mr. Nell:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance